DRONEDEK
2021 Report

Dear investors,

Hi all,

Dan O'Toole here. I just wanted to say what a phenomenal year it has been and this year is sizing up to be even bigger! We are poised to rollout DroneDek units throughout the country in various pilot programs testing different use-cases. This is exciting because it gives us the chance to show off what our technology can do and why it will be relevant to the marketplace. Our pilot programs also serve as an opportunity for people to get acclimated to this futuristic piece of technology, while allowing us to continue perfecting our product based on real customer feedback.

I really want to reiterate what it means to have each and everyone of you as part of our investor community. The heavy lift that we embark on every single day would not be remotely possible without every single one of you, no matter the size of your contribution. It means everything to us.

Stay tuned for our regular updates, exciting news on new partnerships and collaborations, and for another opportunity to invest in DroneDek! Thank you for being a part of our journey!

Together the Future,

Dan O'Toole

We need your help!

Our community is really the backbone of what we do, and your involvement means the world to us! We wouldn't be where we are today if not for every one of our supporters. So from the bottom of our hearts, thank you.

How to get involved:

- Get engaged with DroneDek via social media by liking, commenting, and sharing our posts.

- Reach out to the team if you have ideas about DroneDek you'd like to share or companies you'd like to introduce us to.

- Spread the word! Our community is growing everyday thanks to all of you.

- Support us during our next crowd funding round coming soon! Want to invest or know someone who wants to invest? This is your chance! Keep an eye out for more news on our upcoming raise!

Sincerely,

Arthur G. Beriault

VP of Government Affairs

Neerav Shaw

Chief Strategy Officer

Daniel S. O'Toole

CEO

Jackie Byers

Chief Financial Officer at DRONEDEK Corporation

Our Mission

In 5 years we hope to have saturated 1% of the total addressable market (TAM) or 1,600,000 addresses. We hope to be accelerating our growth as drone delivery becomes commonplace and the only receptacle solution is DRONEDEK. These are forward looking projections and are not guaranteed.

See our full profile

How did we do this year?

Report Card

B+

The Good

- Extreme market traction, acceptance of the DroneDek platform, and rollout of the DroneDek patents on a world-wide basis
- Continued iterations of the DroneDek receptacle and extensive testing of unit(s)
- Exponential growth of the DroneDek partnership ecosystem and multiple pilot program opportunities in the works

The Bad

- Trying to solve the issue of DroneDek cloud communications via cellular sim card dropping every 12 hours
- Supply chain issues causing shortages of power supplies and chip sets
- Doubling of projected shipping budget due to supply chain issues

2021 At a Glance

January 1 to December 31

$0
Revenue

-$1,526,753
Net Loss

$49,393 [55%]
Short Term Debt

$4,690,146
Raised in 2021

$2,418,913
Cash on Hand
As of 03/31/22

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of

the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are the patented safe, secure, smart drone delivery receptacle. Through the DRONEDEK Platform we are able to ship and receive food, beverages, pharmaceuticals and parcels. We are app driven and are feature-rich with several offerings including a UV treatment process to disinfect deliveries from Coronavirus and other viral hazards.

We hope to be accelerating our growth as drone delivery becomes commonplace and the only receptacle solution is DRONEDEK. These are forward looking projections and are not guaranteed.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

DRONEDEK Corporation was incorporated in the State of Delaware in April 2020.

Since then, we have:

- 🏆 BEAT AMAZON BY 9 DAYS! We beat the USPS as well to our patent for our next-generation mailbox!
- 💰 The DRONEDEK market is 160 million addresses. We've raised over $6 million in the recent past!
- 🚀 We believe DRONEDEK will be the funnel to all delivery. The next great utility.
- 💯 The DRONEDEK platform will allow all shippers and deliverers access, giving the greatest user experience.
- 📝 The DRONEDEK intellectual property represents 111 filed claims with the US Patent Office.
- 🤯 DRONEDEK is a platform that people will use as part of their daily lives.
- 💰 DRONEDEK is the new utility. We believe we are forever changing the way delivery happens

Historical Results of Operations

Our company was organized in April 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $0 compared to the year ended December 31, 2020, when the Company had revenues of $0. Our gross margin was % in fiscal year 2021, compared to % in 2020.
- *Assets.* As of December 31, 2021, the Company had total assets of $3,208,894, including $2,677,012 in cash. As of December 31, 2020, the Company had $418,702 in total assets, including $276,876 in cash.
- *Net Loss.* The Company has had net losses of $1,526,753 and net losses of $146,154 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities.* The Company's liabilities totaled $49,393 for the fiscal year ended December 31, 2021 and $109,650 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $5,100,000 in equity, net of expenses.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

DRONEDEK Corporation cash in hand is $2,418,913, as of March 2022. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $115,000/month, for an average burn rate of $115,000 per month. Our intent is to be profitable in 60 months.

Since the date of our latest financial report, December 31, 2021, there have been no material changes to our finances or operations.

We expect to make no revenue over the next 6 months. Forecasted expenses over the next 6 months will be focused on research and development, and will fall in the range of $500,000 to $750,000 in accordance with the company's financial projections that includes a 18-24 month pre-revenue phase.

The company is not profitable as of March 31, 2022. We anticipate needing $20-25 million of additional funding to reach a point of profitability.

The company is actively pursuing multiple opportunities in the market that may provide significant sources of capital.

Net Margin: -Inf% **Gross Margin: NaN%** **Return on Assets: -48%** **Earnings per Share: -$12,021.68**

Revenue per Employee: $0 **Cash to Assets: 83%** **Revenue to Receivables: ~** **Debt Ratio: 2%**

2021-202_Audited_Financial_Statements_-_DRONEDEK.pdf

We ❤ Our 4104 Investors

Thank You For Believing In Us

Janet SCHWIND
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Charchit Dahal
Brian Craig
Joey M Hyde-Sloan
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Avery Martinez
Patrick Brock
Carol Harrison
Pedro L Colon
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Jose Francisco Mingoranc...
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Nick M
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Dhamon Ware
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Shane Darby
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Bradley R Mosteller
Goutham Reddy Cheerka
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Osvaldo Freire Fonseca
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Mark Reconnu
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Rachelle Fletcher	Rodrigo Mauricio Queved...	F W Gumpert	Rick Pottin	Destiny Wilson	John O'Grady	Estela Boyles
Joseph J Frey	Anthony Cocco	Jahangir Khan	Joseph Crawford	William Kost	David Troxell	Kevin Gendron
Tina Soward	Issouf Konate	Laura Myrah	Birgitte Antonsen	Rosetta Jantzen	Anthony Castlin	James Weber
Lessly Delgado	Tzvi Jacobson	G Michael Brown	Samuel J Whitehair	Robert Becker	Hector Narez	Michele Duffy
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Richard Barrom	Samuel Raddant	Blake Roden	Phil Bowles	Peter Winegardner	David Berenson	Mark Wiedmeyer
Alejandro Dominguez	Suraj Chalise	Shahidah Payton	Nicholas Kroll	Taher Saghir	Tareq Saghir	Lawrence Hinnant
Nathan Chow	Winde Bertran	Daniel Hayden	Phonexay Rajamountry	James E Rosencrans	Joseph Obadahun	Victor Alexie Uson
Dana Lynn Andersen	F IRA S Mansour N ALSA...	Mathew K Mathew	Jake Sigurdson	Cynthia Williams	Dara Kalvort	Monhessea Guei
James Steven Johnson	Todd McHenry	Robin McHenry	Jigar LANGHANOJA	Jeremy Dison	Jeffrey Silsbe	Michael Castillo
Jodi Richardson	Babyjane Park	Avraham Barzideh	Narain KAMNANI	Scott Cleland	Paul Gregory	Jeffrey Diebel
William LeMasters	Christine Varghese	Krishna Ankaraju	Matthieu Di Pol Moro	James Brewer	Joel Diebel	Travis Rock
Bekaye Traore	Sergio Menendez	Evalani D Rouw	Joshua C Weaver	Joe Huss	Troy Taylor	Heather Connell
Elworth Smith	Lance Shaffer	Kymberley Dumas	Paul Isenbarger	Headley Murray	Nadine Purcell	Stefan Gryckdal
Brenda Carter	Eros Cazzatp	John Zaccone	Maimoona Batool	Jeffrey Terranova	Jose Osorio	Zach Zeis
Robeet Biondi	Douglas Guthrie	Nicholas Bruno	Gwendolyn Martinez	Kenzie Barnett	Felipe C Santoyo	Thomas Jones
Daniel Kuchinski	Obed Saint-Louis	Monica Badgette	James Carter	Jacqueline Tejeda	Carrie Edwards	Jesse James Robbins
Nicholas Plancich	Vincent Rockhill	Kaled Abdelkefi	Michel Van Gelder	James A. Swadley	Marlon Jones	Scott Davis
Orgest Kraja	Zakery Stoner	Millionaire Flack	Samuel Luta	Mohit GUPTA	Sattya Sok	Tara Mae Garloff
Adama Koulahoko	Natalia Carneiro	Yuliang Liu	Saurabh Pande	Sidney Braddy	Scott Albert Smith	David Hamou
Angela Verner	Michael Shonk	Roger Wayne Burkhalter	Sherri Hokada	Kelly Benedict	Michael C Landry	Mayra Rios
Janet Pfoutz	Marlan Jacques Paul	Fernando DeLaTorre	Tracy Harris	Ylnaud Samson Orneus	Chetanya Jain	Bobby Williams
Richard Stacey	Louis Mims	Rilwan Olaseni Akinsemo...	Blanca Arredondo	Benjamin Egland	Brady White	Kelley Green
Terrell H Desmuke	Jose Roberto Miranda Da ...	Alexandra Huebner	Dina Nahmias	Lillian P FIELDS	Philip Menken	Brandon Bower
Avraham Korlansky	Cassandra M Cross	Michael Mimbs	Warren R Wise	Arys Martinez	Devonte Cross	Jan Nagele
Brandt Atkins	Heather Trujillo	Darryl Eaves	Andres Nevarez	Richard Campbell	Teresa Karol	Arnold Rosas
Faith Murray-Taylor	Karen Smith	Benjamin Hanna	Todd Henry Free	Toby Anderson	Clayton H Myrick	Caleb Ortiz-McMechen
Balaraju Chinthala	Alexia Harvey	Jason D Mapes	Michael Swift	Juan Gomez	Carmen P. Gordon	Anoush Georgiades
Jason McLeod	Edward James Greany	Lydia Boyles	Dontae Cannady	Kyle Brown	Abigail Walterhouse	Fira Rabkin
Chris Rosendale	George Geleta	Brad Martone	Bradley Hettema	Kevin Benitez	Nick Cabral	Inci Malik
Faysal Gure	Robert Frost	Matthew Alan Sharrow	Michael Martin	Joshua Hunsaker	Peter Sedaros	Farid Sattar
John Woolman	Chad Hunter	John Phelps	Jason Doolittle	Robert Mitchell	Luis Villarreal	Victor De Los Santos
Michelle Page	David Kenneth Kipp Jr.	Shawn Wilson	Steven Howe	Richard Smith	William Bradford Reynolds	Matthew Hoster
Luis Nunes	Timothy Webb	Chad Tefft	Johnathon E Zinzo	Kamil Sagula	Amit Balazi	Curtis Haverland
Aaron Finstad	Rami Shaheen	Courtney Warner	Robert Fowler	Azbi Elezoski	Trong Vu	Bill Tirrell
Zachary Rutland	Vijay Ramanujam	Vikram Srinivas	Collin Murphy	Anwar Albarouki	Zaidoun Hijaz	Tonya Vann
Kevin Muthima	Aaron Gillette	Gennady Baskin	Marc A Tartaglia	Peter Bezzina	Brian Vanamburg	Andrew Wolfley
Emanuel Dias	Samuel Stevenson	Jamie Rolen	Omar Alwakfi	Glenn Yokota	Teresa L Whitney	Marjorie Blanchette
Pamela Nelson	Tori Carter	Neil Miller	Neil Sword	James Theofanis	Anthony Murphy	Chris Nelson
Eric Bentum	Donna Sharou	Barrett Horn	Christian Palacios	Brian Falsetto	Alex Saephanh	Bryan Silk
Brian Thomas	Oliver Preciado	Edgar Portillo	Mohsen Kazemi	Diane Fisher	Bradley Joseph	Elizabeth Anyaa
Sothy Phlong	Simeon Murrell	Jacob Paul Rutland	Tim Schmalriede	Chris Rutka	David Adam Parness	Michael LEASURE
Kenard L. Ryles	Phil English	Don Looyer	Zachary Michael Dindiyal	Nicholas Nelson	Cassandra Kay Dindiyal	Jeffrey Pomp
Robert Barton	Carlos Panthera	Hesham Albarouki	Basley Carlisle	Astrofel Escorido	Christopher Langsett	Elijah Pak
Alfredo Rodriguez Diaz	Tyler Harris	Tyler E SCHMITZ	James Weaver	John Lovick	Michael Dougherty	Bryce Roenicke
Jacob Nichols	Rhizza Adams	Jordan Franks	Paul Horsman	Mike Corrigan	Jonathan Elliott	Eric Retzler
Pamela Patterson	Christopher C Cole	Dana Robling	Brandon Wheeler	Caroland Forde	Devin Ellsworth	Omar Albarouki
Eileen M SCHNEIDER	Michael Tate	Bobby Bastine	Wesly Marette	James Morris LII	Herbert Coleman	Veronica Vargas
Nicole M Frey	Yacov Mayer	Jefferey Barron	James E Hanner III	James A Bivens	Joshua R Ehlers	Allen Norman
Sanford L Braver	Daniel Hasso	Roberto Borrelli	Vivaldo Azevedo	Nivedita Gunasekaran	Charles R Peoples II	Nabor Rodriguez
Timothy Allen Elliott	Linga Gudibandla	James Irwin	Roger Jon Hohmann	Joseph Sering	Chukwuoma Ngoka	Patricia Llorens
Gregory Woodward	Sumith Jain	Heming Diep	Jon David Adams	Marshall Brown	Sean Johnson	Mubarak Mustafa
Hassan Amrouss	Carlos Hurtado	Dikesh Patel	Laurie Breedlove	Catherine Rose	Dena Conzemius	Adam Hussain Mashraqui
Shaykh IMeer	M S	Shamanth H H	Edwin Montoute	Joaquim DosSantos	Glenn F Burger	Craig Pearce
Kamyar Mojtahedi	Patrick Connell	Sambo Kheth	Marcus Singleton	Deven Williams	Ron Peterlin	Francisco Martinez
Derrick Walker	Phani Neelamraju	Tina Renee Hollingsworth	Jeffrey Sellberg	Regina M Wierzbicki	Brigitte MOFOR	Jader Santamaria
Jonathan O'Loughlin	Brendin Schrader	Tyronda Simpson	Brian Bradley	Francisco Garcia Lemus	Daria N.	Holly A Menia
M David	Almi JOSEPH	Rejimon Varghese	Daniel London	Alyssa Forde	Quiana Copeland	Lynette Ross
Kyle Unterberger	Michael Akapnitis	Kelby Valenti	Michael WILLIAMS	Tyler Devroye	Gabriel Brown	Jason Middlestead
Gary Emrich	Jared Dye	Paul Hahn	La Quel Arthur	Michael Garcia	Bessen Abboud	Khalisah Habeebullah
Florence Ramos	Joey Yousufzai	Mohammad Zahid Shiwani	Ross A. Mire	Chad Martin	Chris McMurtry	Jodi O'Mary
Kristian Larouche	Sanjay Shah	Akua Bonsu	Adham Albarouki	Michael PEASEL	Sabino Caracciolo	Tandra Lamikia Simmons
Florencia Morales	VUGAH MUNANG	Russell Freer	Carolyn Blackmore	William L. Bray MD	Steven Conigliaro	Nicholas Allen
Gregory Warriner	Becky Jamieson	Gustave Linyong Sama	Michele Mannino	Raman Sundararajan	David Eugene Denton	Freida Gjekaj
Christian Valiente	Sidney Morris	Jason Weigel	Sandy Diogene	Brooke Grigsby	Caitlin Meredith	Paul Lee
John Prestidge	Ryan Palumbo	John T Dowd	Nellie Figary	Pragneshkumar Patel	Joseph Dirksmeier	Albert Briseno
Jason Hong	Jo Anne Rolen	James Dennis	Jeffrey Keyler	Toni Montgomery	Jodi Crowley	Andrea Oas
Patryk Mielnicki	Jonathan Bruce Boyd	Shawn Phillip Broughman	Rocky Flores	Kaylee Borboa	Rakan Almazeed	Paul LORKOWSKI
Babur Majid	Eric B Graves	Marcella Anderson	Justin Puckett	Jose Vergara	Lane D Sanders	James C Mears
Etem Gultepe	Sandra J Mears	Joshua Mears	Jacob Adelman	Stanford Bissiney	Shirline F Ornac	Kelly A MITCHELL
Trisan Williams	Robert J Kahana Jr	Teresa Prior	Mark Rossi	Vicente Ocadio	George Paul Hilla	Jay Liebrock
Thomas Gasser	Timothy Campion	Darren Kunz	Deion Johnson	Matthew Cook	Daniel Aparaschivei	Marlonlouis Morales Liwa...
Christopher R Greenwood	Anthony Kozob	Osamu Manabe	rory smith	Samuel Kwok	Robert Wilson	Gwendolyn Vinson
Joshua Case	Abraham Nesbitt	Mark Shah	Paulette Robison	Anand Manuel	Laura Jankowski	Falon Murph
Phillip L Jackson	Isabelle Campbell	Timothy Wayne Bender	K Hay	Harrin Bussi	Enrique Sanchez	Carlos Moreno
Bradley Arthur Thomas	Juliette Prioleau Michael	Dominic Amajioyi	Amanda Mick	Elizabeth Gamboa	Nathan Manley	Demetri L Roberts
Shawn Moreno	Josiah Masingale	Josh Chapa	Vipul Mamtora	Daphne Slater-Yemofio	Clarence Rorie	Richard G Smith, Jr
Josephine Paat	Adham Abboud	Shannon Baun	Ming Kue	Dave S	Bobby Sobrino	Barry Smith
Cornelius Young	Rodney Bean	Dustin Bauman	Marc Derella	James Wiltjer	Sigmund Collins	Phillip Eugene
Ben Taylor	Shailesh PATEL	Raphael Jonah Estrada	Meaza Lebeta	Vacciani Coore	Nelson Spade	John Saylor
Najoua Berchan	Nicholas Cassioppi	Manoj Balasooriya	Mel Weaver	Jared Oneill	Chandrashekhar Krishna...	Joseph Henderson
Ryan Young	Anand Venkinani	Jay Daniel Green	Karthikeyan Gopal	Jon Trevor Weeks	Ulysses T. Bustamante	David Perkins
Justin DeMars	Pablo Castillo	Brian Shaw	Richard Eddy	Cali.Girls Screen Printing	Megan Woods	Mark Buckley
Charles Hook II	James Logan	Leonardo Bussi	Steve McKinney	Karthik Misra	Crystal Vincent	Michael Scott
Lisa Costello	Kenneth Davis	Richard Bollinger	Lance Klang	Erica Ann Young	Ana Quinones	Aruo Jr. Alokoa
Denise Wagenman	Mark Smith	William Dodson	Johannes Van Galen	Frank Allred	John Benoit	Brian Smith
Archis Desai	Gabriel Gomez	William Christopher Pfaffle	Damien Dodd	Gordon Kelsch	Shawn Ray	Shawn Anderson
Gautam Patel	Sadie Share	Shenda Maliti	Michael Karageorge	Carlos D CHANCELLOR	Charles Smith	Brandon Napoli
James Reardon	Matthew Gillum	Brandon Cole	Dean Hall	Eugene Hall	Josie Share	Alessandra Berger
Samual Whaley	Michael F Cruz	Jonathan Brantley	Sekhar Thapa	Chandra Sekhar	Jeremiah Gussoni	John Ulon German
Jason Saeedi	Ayodeji Rojugbokan	William Bagley	Steve Smit	Ralph Naumann	Naomi Mwangi	Samantha Klang
Brian Woods	Luis Antonio Morga	Richard S Mackin Jr	Elvis Jaimes	Scott ITTERSAGEN	Joseph Cuca	Thomas Graf
William B Hayes	Edwin Diaz	Lamonte Barnes	Manuel J Perez JR	Ginette Stephens	April Marie Gerlach	Wendy Nixon
Dillion Dutton	Mindy R Sugarman	Carl Doughty	Tou Her	Harold Clyde Reeves Jr	Cristinel Ene	John Fitzgerald Ramos
Patrick R Horn	Osiel Fuentes-Ramirez	Alfredo Gonzalez	Dakota Gale	Brian Birdow	Vinodh Rajagopalan	Richard Suplee
Keith A Martinez	Gregory Oldham	Melinda Glavin	David Samkutty	Pablo Perrone	Orlando Lowman	Gregory Johnson
Joseph Converse	Nelson Tukay	Casey Reeves	Dave Whooley	Ubaid Jan	Johnny Rhodes	Curt Gunderson
Matthew Porter	Brandon Mason	Wisly Ylva	Will Byron	Sergio Rodriguez	Yoto Tetena	Bhipesh Kumar Harani
Gregory D Treash	Kevin Scheid	Akintomiwa A OKUSEINDE	Ivan Chystyk	Warner Manning	Daniel Tanielu	Ronnie Frost
Andrew Collins	Sheena Jeune	Iyad Kotto	Gregory Allen Setzer	Lynne Arnone	Henry Zucker	Grant Zucker
Michael Cherill	Elizabeth Green	Abram L Stoltzfus	Forrest W Sillavan	Aristidis Pardalakis	Derrick Cole	Ebony Kerr
Stuart Douglas Hamilton	Gregory Rammel	Daniel Boggs	Nichole Driver	Angel Santaliz	Ambrose Jackson III	Vijay Ramisetti
Jeffrey Kahn	Robert C EVANS	Carlos Bohorquez	Bradley W McAdams	Casey Williams	Lanre Orepo	Robert Jason Hennig
Quinesha Baldwin	Harshad Patel	Bryan Crimin	Michael Chavez	Blake Chapman	Jeffery D SMITH	La Tonya M Harris
Kirsten Alvarez	Steve Trejo	Brian Biesik	Jerry Wilson	John J Yannucci Ii, MD	Wesner Romulus	Harsha Shivashankar
Shawn Pinney	Dan Young	Joseph Bynum	Kevin Schechter	Bailey Bauer	Shannon Boyer	Michael Nance
Nasser Halwani	Angel Raul Reinosa	Thomas Dempsey	Oleg Smal	Lynda Berry	Clayton Curcio	Maxwell K Hester
Russell Isham	Derek Owens	Imran Durrani	Justin Long	Peter Diffley	Bruce K Timblin	Karim Nakhle
Michael Tripp	Samuel Folley	Tyler A Moorhead	Carlos A Mesa	Jimmy Acres	Peter Simunovich	Jason Tomkinson
Zeesha Braslawsce	Mikhail Drobot	Vamshidhar Reddy Vemula	Korea Horton	Richard Jorz	Suzanne Weicker	George Fushi
Alvin Taylor	Durganand Thatavarthy	Abhishek Reddy Baddam	Terence Washington	David Ampong	Uma Samatar	Joshura Davis II
Ryan Quintana	David Gollinger	Joel Marolf	Jesus Soto	Noam Millrod	Neil Maxey	Ken Peltier
Thomas Lindstrom	Yoan M Brito	John Miller	Gary Staley	Andrew Cohen	Alyson Walton	Dena Share
Andrew Musita	Gary Rapp	James Sheppard	Andrew Rossi	Valeriy Goncharov	Thang Khan Manga	Michael Smith
Sachin Uttamchandani	Andrew S Hibbs	Kojo Ansah	Vishal Arya	Rodrick Ellis Loud DDS	Jose Atilano	Michelle Yaa Nyarko
Dapo Lediju	Roberto Contreras	William Moss	Robert Arrisola	Amit CHAURASIA	Chad Bacek	William Freeman
Marion Murray	Michael Dailey	Chris Chisler	Desiree Saunders	Cameron McLain	Paul Herold	Ivan Ramirez
John C Harvey	Mar Gray	Michael Hadley	Michael Balistreri	Gabriel Rodriguez	Ricardo Rodriguez	John Geary
Andrew A Johnson	Walter Creech	Jeff Stucker	Andrew Carlson	Derrick Cabrera	Arvis J Fields	David Bultman
Brad Bultman	Lemuel Lackey	Paul Griffin Jr	Travis Gordon	Jan Czubiak	Bereket Kidane Kahsay	Chandara Say
Joshua B Crail	Paul Jonson	William Todd Mauldin	Phil Donahue	Greg Backman	Marc Sumner	Richard Menor Jr
Tropy Asuncion	Brian Caprara	Thomas Wilkinson	Sergio Estrada	Duong Vu	Wesley Kotcher	Michael Holt
Steven Tucker	Krishna Tiruvaipati	Dan Allers	Brian Freiwald	Sheldon John Vanoosting	Hakie Shropshire	Bruce Hardy
Edward Butler	James Reynolds	Suby Sadan	Paul Nichilo Jr	Walter Creech	Jacob Kahn	Zain Ul Abedin Khan
George Paul Hilla	Robert Garner	Harrin Bussi	Bill Tirrell	Bettie F Stieglitz	Carl Strobl	Thomas Kenny
Alan Roitsch	Brian Grigsby	Aaron Crites	Gary Maynard	Philippe Jackson	Daniel Jackson	Warren Wellman
Robert Barton	Terry Forde	David Evans	Manuel SANTOS	Rhoda Landers WALTON	Anh Pham	Burk Smith
Douglas Dean Anderson	Carlos Panthera	Jason Rigby	Matthew Rousseau	Senthilkumar BALASUND...	Derek Hadrian	Robert M Justin II
Carlos Diogo	Tom Wight	Chris Burton	Chase Brauchie	Chad Martin	Kimberly Thomas	Paulus Joy Fleming
Adegbenga Talabi	Steve Ray	Neil Spaulding	Ed Mayo	The Schultz Living Trust	Patrick Henry	Kevin Anderson
Jennifer Jackson	Jake Ray	Jivko Mihaylov	David Ramnarain	John Henkhaus	Thaddeus Onwuka	William Tong
Marcus Rae	Bhavesh Chauhan	Brian Doyle	Elizabeth Gallagher	Tahib Smith-Ali	Abelardo Valdez	Daniel Perez
Latinya Channer	Jay Horn	Eduardo Valdez	Dana Settles	Ed Burns	Windiyam Aboubek OUE...	Roxie Antonio Meo
Randy A Brubaker	John Labenski	Greg Atz	Darren Montgomery	Jesus Ruiz	Lam Tran	Carmelo Pieri
Ali Hussain	Bijay Man Singh	Aiesha Graves	William Scott Lehnkering	Kenneth Laskey	Classic Designs, Frank Urso	Jamal Johnson
Barbara Gagnon	Jonathan Nethery	John Hsu	Dan Porter	Thomas Fowler	Dana Casselman	Kurt Kennell
Scott Braconnier	Cynthia Gates	Martin Pablo Mejia	Asukaya Bailey	Ken Waites	Torris Crayton	Bruce Russell
Austin Little	Zariyan Jiwani	Gary Schorg	Roy Smith	David Rajan	Jose Osorio	Jason Weigel
Stacey Brawley	Jose A Jimenez	Reiner Glori	Tammy Baines	Scott Davis	Jeffrey Dewberry	Clark Hight
Cody Lloyd Mobley	Omar Ahmed	Adham Barouki	Luz Angelica Delgado Gu...	Dave Whooley	Alan Cavossa	Randal LeDet
Ricardo Stieglitz	Richard J Patrissi	Danny Gingerich	Terry Randolph	Jay Harlan	Sanjay Sahoo	Ben McAdow
Frederic Lafon	Anthony Frank	Jim McClure	Jerome Boykin	Benito ROJAS	Shailesh PATEL	Ken Widgren
Aaron Parsons	Anthony Clayton	John Messick	Alexander Rojas	Derrick Cabrera	Vanessa Navarro	Doug Schornick
Thuyen Nguyen	Felton Marshall	Jacob Watrous	Trevor MacDonald	Seyed Alamdari	Valeriy Goncharov	Eddie Williams
Julie Nguyen	Matt Cappel	Paul D Clodfelter	Andrea SCHLAGEL	Dave Asbel	Fira Rabkin	Simeon Murrell
Satyendra KALVA	Kenneth Lester	Oswaldo Bonilla	Dustin Peetz	Lewis Elliott Warner Sr	Andreas Muno	Krunal Sangani
David Ampong	Peter Banos	William S Roman	Constance Munson	Harley James Colyer	Dan Kuroiwa	Bethany Baldwin
Michael Douglas	Chunwa CHENG	J G	Jim Garrigues	Michael Fitz	Jamie Birdsill	Sachin Uttamchandani
Dionne Spears	Ashlee Sweeny	Lonnie Briceno	Glenn Hall	Bryan Liss	Robert Whisnant	Brian Thomson
Melvin Harrison	Vincent Rockhill	Joanne P Moss	Steven Howe	Eric Noeldechen	Koree Terrell	Nathaniel Grace
Anne Grajo	Constantin Caparos	Thejas KN	Bishwaman Angdembe	Lillian MOORADIAN	Warren T Kimmel	Kyle Shannon
John D Watrous	Elois Brown	John Cowan	Ala Hunter	Justin Maretta Huntington	Patrick Sullivan	Raymond Dean McMann
Sead Pepic	Mark Todaro	Kenneth J Scary	Sean Jenkins	Brandon A Craig	Enock Charlotin	Rodolfo Flores
Marilou D Bago	Justin Frazier	Pierre Holland	Marilyn Monter	Brandon Mattson	Prashanth Srikanthan	Mark Rudella

Austin Ottinger	John Silva	Scott A Musselman	Avidd Nolasco	Estuardo Porta	Fidelis Doh	Antone Schmillen
Duvon Atkins	Michael Yablonsky	James Napierala	Albert Guerrero	Melissa Aho	Evangelos Katradis	Narendra Tulsy Dindiyal
Dallas Daniels	Trent Hiett	Edward Kelly Medlock	Donald Heck Jr	Vernon Snodgrass	John P Klein	Chandru Jagadeeswaraiah
David Donatello	Maxwell Ubah	Lessly Delgado	Kenneth Smith	Sheila Sego	Daniel Boggs	Malcolm G
Aziz HASHIM	Mirche Apostolov	Mary F-O	Jenny Scheetz	Jim Patterson	Jamison McGurran	Bobby Thomas
Sara Utecht	Dax Labonte	Anwar Albarouki	Joseph Varano	Houari Baghdadi	Queray McMihelk	Bonakala Shiburi
Sidney Morris	Paul Buttat	Erin Kinne	Keith Stoddard	Rose Decimus	Lawrence Wong	Joao Baccan
Erik Hagberg	Lawrence Mosely	Thomas Stevenson	Carrie Hartung	Charles Ardizzone	Barton Friend	Shaun Follosco
Ruben Franco	Demetri L Roberts	Bonnie Kropolinsky-Hinkle	David Martinelli	Jose Machado	Matthew Stiegler	Patricia Cridge
Melvin Kestner	Michael Mwim	Laura Myrah	Olga Milman	Orgest Kraja	Lyndon Jones	James Seefeldt
Gabriella Espinoza-Winge...	Alisha Hayes	Alicia Sarenac	Jacob Maupin	Hansly Nicolas	Adam Nisley	Wilfred Cabahug
Rodger Smith	John Kobe	John Ruprecht	Pamela Nelson	Richard Houghton	Randall Gilliam	Terry Lee Eckert
Dena Conzemius	William Bagley	Katie Hedrick	Jodi O'Mary	Alexandra Huebner	Angela Davis	Sherri Reinschmidt
John Carl Adama	Carol Harrison	Aileen Cheng	Julian Harrell	John Jones	Dave Galatte	James Bivens Jr.
Jason E Pendleton	William B Hayes	Jeff Lunsford	Joe Steinmetz	Hesham Albarouki	Brian Bradley	David Eells
Shannon Boyer	George Jones	Robert Marcel Dominguez	Viswanatha Gopalasamud...	Derek Scott	Jerry Daddario	George E. Brown
Ric Harmon	Alejandro Millan	Matthew Carson	Deborah Cummings	Kemuel Gilbert	Lance Shaffer	Joseph L Hart
Rocky MOREAU	Adam Hussain Mashraqui	Evalani D Rouw	Khris Persaud	Marc Bendler	Julie Smith	David Barragan
Equislaure Gabriel	Osvaldo Freire Fonseca	Theresa Weik	Richard S Mackin Jr	David Abadi	Brian Craig	Kevin Gendron
Denise L Hines	Mauricio Tabares	Russell Isham	Andrew Collura	Scott Clark	Susana Christrina Claudia...	Briana Norflet
Phil F	Chloe Buffalino	Jarrett Bush	William Kost	Altin KOCI	Florence Ramos	Nelson Cadiente
Harold L Bishop	Jannette Masters	Francine Freeman	Bobby Bastine	Eric Nicholas Page	Kevin Brown	Robert A. DeMarco
M Jane Watrous	Gerald Crouch	Michael PEASEL	Kevin Welch	Rick Gonzalez	Thomas D MORGAN	Rob OBoyle
F W Gumpert	Fernando J D	Jeffrey Morgan	Mick Cheshire	Paige Pretti	Donna Auguste	Alexa Grigsby
Rajesh Chinni	Leroy DeHart	Daniel Otis	William Dodson	Anthony Dallas	Wendy Nixon	Tj White
Arlene Ritchie	Mindy R Sugarman	Julia Cooke Guth	Paul Isenbarger	Pamela Razo	William Adams	Jason A Polaha
Albert J Cottle III	Charles Roe	Jennifer Moorhead	Hollis M Fritts Jr	Olaolu Adekunle	Shaykh IMeer	Hammad Jaffary
Justin Bauer	Chelsea Carter	Amjed Atallah	Kenny Akinwale	Dennis Martz	Nicholas G SMITH	Kannan Ramamoorthy
Karen Nolte	Charles Christopher	PEIWEI WU	Frank Quigley	Teri Roberts	Keith Jenkins	Emma Grigsby
David Q	Robert Faris	Moshe Rosenfeld	Rodriguens Gabriel	Pamela J Webben	Shawn Ray	Meaza Lebeta
Beth Elaine Pretti	Michael Bauer	Joel Marolf	Derrick Reid Jr	James A Mescall	Josh Twombley	Matthew Kelly
Tanya Shaeffer	Peter Diffley	Kyle Brickley	Sayeed Zaman	Mihai Ciup	Roberto Downs	Najoua Berchan
James Caldwell	Nick Munson	Jean R Thermidor	Sarn Saetern	D. Nelson Parrish	John Blackrock	Benjamin Scherke
Anita Williams	Joey Kenville	Tina Keim	Daniel Brock	Debora Monaghan	Brian J Gronowski	Frank Manna
Manu Kennedy	Billy Bishop	Andrew Gingo	Andrew Spears	Paul Hughes	Ana Quinones	Jaren Pilling
Yashaswini Ravishankar L...	Bobbie Caldwell	Trevor Whittingham	Lewis John-Miller	Donna Terry	Stephen Chase	Rilwan Olaseni Akinsemo...
James Livi	Darryl Eaves	Orlando Ganon	Osiel Fuentes-Ramirez	Tina Ridener	Joe Grabill	Harold Clyde Reeves Jr
Alejandro Dominguez	Francis Liu	Teng Xiong	Todd Brickley	Martin Hernandez	Ben Taylor	Yacov Mayer
Heather Trujillo	Brian Storm	Ronald Fitch	Nicole Walker	Shelby Thuruthumalil	Robert Stauffer	Dana M Fight
Chad Doyle	Jayson Seaver	Michael Karageorge	Victoria Peralta	Richard Jorz	Kassandra Messner	Abdurahman N AHMED
Manan Khurana	Yulia Skurikhina	Glenn F Burger	Steven Perrin	Vyas Dake	Erin Harper	Steven Ganz
Danielle A	Chris Houston	Steve Smit	Cameron Schmidt	Inci Malik	Lisa Costello	Jaba Khvedelidze
David Arnold	Hemant Phadnis	Arthur Gwynne	Elijah Neal	Elijah Erny	John Peck	Rae Dawn Randolph
Argentina Sanchez	Lori Crosley	Jonathan Caver	Alice David	Wanda Ockey	Andrew Fritzler	James Weber
Jason Bayles	Neil McGowan	Tom Odonnell	Alex Saephanh	Chetanya Jain	James E Hanner III	Trevor Stephens
Raymond Ball	Ahmed Patel	Christa Abouswid	Michael Ray	Jose Barajas	Richard A Price	Brandon Butcher
David Ketchum	Ron Renaud	Brian Drummond	Alejandro PEREZ	Gordon Cooper	Timothy Groves	Aaron Gardner
Christina Caruthers	Anthony Hogan	Sudhakar Subashchandra...	Srikanth R. Atluri	Lee Ehrenkrantz	Maria Ehrenkrantz	Mariam Awada
Anita Dyer	Christopher Malley	Jun D Kuroiwa	Veronica Wade	Trent Baker	Diana Butcher	Misael Zelaya
Kevin Rotondo	Carly Classen	Todd Hoisington	Traci Alexander	Terry Wilson	Thomas Munson	Tina Blumenberg
Ryan Palumbo	Phonexay Rajamountry	Anthony Anzalone	Rick Bohls	Anne Stewart Zeill	Valli Chitturi	Barbara L. Rak
Tamara Staudt	Andrew S Montandon	Daniel Wilson	Donald Bridwell	Van Nguyen	Natrasha Moss	Rachel Pretti
Mark Reisbord	James Engelthaler	Daniel Cowan	Sara Lynn Goss	Brian Bochman	Moises Arturo Cervantes ...	Justin Mccloskey
Berea Faiai	Mary Brown	Eunice Smith	Allen Woods	James Wampler	Gary Alan Counts	Peggy Foster
Paris Hardy	Brian Klick	Kweku Hanson	Amy W Clawson	Stephen P Oates	Dapo Lediju	Jason Ray Morgan
Anthony DePalma	Drussira Pendle	Clare Forshaw	Dave Bossung	Dawit Yigzaw	John ROCKWELL	Zach Zeis
Russell Webb	Daniel Feldhaus	Ted Knight	Brandon Baez	William Moss	Bermane Jean Louis	Andrew Strawbridge
Ellen Zalecki	David Bolanos	Keith E Shaw	Jaime Guerra	Paul SHEPPARD	Ralph Knauss	Sandra Cook
Salvador Lombera	Des WOODRUFF	Joshua Erdmann	Nichole SETTLES	Yaralisse Santana	Garin Shaw	Blaine Cram
Carlos Porras	Jeff Chalfant	Julian Calderon	Rose Goss	Kenneth Rouw Jr	Kenneth John Bachman	Robert Jackson
Jose Calderon	Paul Johnson	Dustin Smith	Laura M Calderon	Anthony Murphy	S Marler	Staci Ann Horn
William Glenn Horn	Edric Winford	Joshua B Crail	John Carew	Charles Ware II	John A Moreland III	Melanie Nichols
Mark Jennings	Cecelia Bythewood	Virgilio Yabut	Brian Wayne Wright	Becky Jamieson	John Share	Vinay S
Shaun Walling	Brian Foy	Ryan Hayward	Emiliano Campobello	S.E. Puett	Vijayakumar Aluru	Kolby Todd Cook
Jordan Franks	Eric Pule	Sumaiyah Meer	Tommy L Pierson	Margaret Tabb	William L. Bray MD	Sean Harrington
Brigitte MOFOR	Christopher C Cole					

Thank You!

From the DRONEDEK Team



Dan O'Toole

Chairman and CEO at DRONEDEK Corporation



Neerav Shah

Chief Strategy Officer at DRONEDEK Corporation

Chief Strategy Officer, Tech-Stars-backed venture. Strong drone industry experience and Innovation and identification of key elements in the Autonomous Delivery Space.



Jackie Byers

Chief Financial Officer at DRONEDEK Corporation

Former financial executive with CPA, Big Four public accounting, and CFO / CCO experience in private equity, including expertise with SBICs



Lora OToole

VP Business Development at DRONEDEK Corporation

Extensive experience working with startups. AUVSI Indiana chapter treasurer. Awarded 30 under 30 in the logistics and advanced manufacturing industries in Indiana by Conexus.



John Ritchison

Chief Legal Counsel at DRONEDEK Corporation

Operating officer at General Motors, Portugal Division. Successful acquisition of the DRONEDEK Intellectual Property Portfolio. Strong patent procurement and litigation background.



Greg Beriault

VP Governmental Affairs at DRONEDEK Corporation

25 years experience as a Federal Law Enforcement Officer at the US Postal Service. Front-line security and tactics for the NFL. Certified Public Accountant. Extensive governmental interaction and liaison experience with leadership at all levels.



Torrey Bievenour

Chief Technology Officer at DRONEDEK Corporation

Product engineering and development. Extensive iteration experience with hi-tech products. Instrumental in the development of several household brand products; from conception to completion.



Stacia O'Toole

Vice President at DRONEDEK Corporation

Vast knowledge of innovation and product development. Responsible for key development of features and technology for the DRONEDEK Platform.



Lois Diane OToole

Vice President at DRONEDEK Corporation

Significant experience in corporate operations for both privately and publicly held entities. Command of product life-cycle and development strategies.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Arthur G. Beriault	VP, Government Affairs @ DroneDek	2020
Daniel S. O'Toole	Chairman / CEO @ DRONEDEK Corporation	2020
Mark D. Hamm	COO @ DroneDek	2022
Neerav Shah	Board Member @ DroneDek	2020
Jacqueline A. Byers	CFO @ DroneDek	2022
John Ritchison	Attorney @ Ritchison Law Offices	2020

Officers

OFFICER	TITLE	JOINED
Arthur G. Beriault	Vice President	2020
Daniel S. O'Toole	Chairman	2020
Mark D. Hamm	Chief Operating Officer	2022
Neerav Shah	Chief Strategy Officer	2020
Jacqueline A. Byers	CFO Treasurer Treasurer CFO Treasurer CFO Treasurer CFO	2022
John Ritchison	Corporate Counsel	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Daniel S. O'Toole	102,000,000 Common	79.8%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
09/2020	$175,000	Common Stock	Regulation D, Rule 506(b)
09/2020	$190,000	Common Stock	Regulation D, Rule 506(b)
10/2020	$46,600	Common Stock	Regulation D, Rule 506(b)
10/2020	$5,000	Common Stock	Regulation D, Rule 506(b)
12/2020	$10,000	Common Stock	Regulation D, Rule 506(b)
06/2021	$520,000	Common Stock	Regulation D, Rule 506(b)
07/2021	$90,002	Common Stock	Regulation D, Rule 506(b)
09/2021	$3,475,644		4(a)(6)
09/2021	$333,750	Common Stock	Regulation D, Rule 506(b)
10/2021	$260,750	Common Stock	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

The company has entered into a licensing agreement for intellectual property with founder / inventor Dan O'Toole (owner of the patent for DroneDek technology). Agreement calls payment to related party the greater of $25 per DRONEDEK unit installed or $10,000 per month minimum.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	200,000,000	127,621,585	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	510,000
Options:	0

Risks

Funding Risks –We expect to require additional financing in the future to generate revenue growth. If we do not obtain such additional financing, our business prospects,

financial conditions, and results of operations could be adversely affected. There can be no assurance that such financing will be available at all or on favorable terms. Subsequent financing may dilute the ownership interest of our stockholders at the time of the financing and may dilute the value of their stock. We have a limited operating history on which you can evaluate our business. Our corporate entity has only existed since 2020, and many members of our management team are new to their positions. As a result, our business may be subject to many of the problems, expenses, delays, and risks inherent in the growth of a new business and the integration of key personnel and infrastructure. Lack of availability of components for our drone delivery systems could delay or adversely impact our operations. We rely on components, materials, and component parts that are subject to occasional shortages depending on fluctuations in supply and demand and current issues in the global supply chain. Shortages may result in delayed shipments of materials, increased costs, or both.

John Ritchison and Jackie Byers are part-time officers. As such, it is likely that the company will not make the same progress as it would if they were not.

Regulatory Risks – There are certain regulatory requirements, including Federal Aviation Administration certifications for logistic companies, that may be required for DRONEDEK to execute the business plan.

Industry Risks – DRONEDEK requires commercial logistic supply chain and other companies to participate in fully developing the DRONEDEK business plan which may occur slower than anticipated, or may not occur at all.

Execution Risks – DRONEDEK requires a comprehensive organization and company infrastructure development including departmental support from sales, marketing, installation, customer service, technical, regulatory, human resources, accounting and legal to execute its business plan which may occur slower than anticipated.

Financial Risks – DRONEDEK's use of assumptions and estimates, though are conservative and reasonable at time of preparation, may be materially different then estimates used in forward-looking financial forecasts.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Market Risks – As a new industry, the commercial market may not develop at the same pace and size required to execute DRONEDEK's business plan.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other

to change these decisions. The investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

DRONEDEK Corporation

- Delaware Corporation
- Organized April 2020
- 7 employees

7601 E. 88th Place
Building 3
Indianapolis IN 46256

http://DRONEDEK.com

Business Description

Refer to the DRONEDEK profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

DRONEDEK has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed Filing.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.